Dreyfus Stock Index Fund, Inc.
200 Park Avenue
New York, New York 10166

March 23, 2005

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention: Alison White

Re:	Dreyfus Stock Index Fund, Inc. Request for Withdrawal of a Registration Statement on Form N-14, filed with the U.S. Securities and Exchange Commission on March 18, 2005 File No. 333-123429

Ladies and Gentlemen:

Pursuant to Rule 477 of the Securities Act of 1933, as amended (the "1933 Act"), Dreyfus Stock Index Fund, Inc. (the "Fund") hereby requests that the Securities and Exchange Commission (the "Commission") consent to the withdrawal of the Registration Statement of the Fund on Form N-14 which was filed with the Commission on March 18, 2005, along with any exhibits (the "Registration Statement").

The request for withdrawal is being made because the registrant inadvertently submitted the registration statement as a Form N-14AE filing rather than a Form N-14AE/A filing. No securities were sold in connection with the Registration Statement.

Registrant respectfully submits that a withdrawal of the Registration Statement is consistent with the public interest and the protection of investors in light of the circumstances described above. Any questions regarding this matter may be directed to Michael Raczynski at 212-806-5991 or David Stephens at 212-806-6138.

Sincerely, DREYFUS STOCK INDEX FUND, INC. By: /s/ Michael A. Rosenberg Michael A. Rosenberg Secretary